



08030086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13942

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/07**   AND ENDING   **12/31/07** ✳
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: **HAZARD & SIEGEL, INC.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

5790 WIDEWATERS PARKWAY
(No. and Street)

DEWITT	**NEW YORK**	**13214**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID E. MULLEN, PRESIDENT   **(315) 414-0722**
                                                       (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last , first, middle name)

135 DEWITT STREET	**SYRACUSE**	**NEW YORK**	**13203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United State or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to
respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David **M** Mullen., swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of <u>Hazard & Siegel, Inc.</u>, as of <u>December 31, 2007</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ N/A _____

_____

_____

SANDRA WEHNER
Notary Public - State of New York
No. 01WE6004704
Qualified in Onondaga County
My Commission Expires March 30, 2010

_____
Notary Public

_____
Signature

_____
President
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Cash Flows.

☒ (e) Statement of Changes in Equity.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital for brokers and dealers Pursuant to Rule 15c3-1.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.

☒ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☒ (o) Independent auditors' report on internal accounting control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

- 2 -

HAZARD & SIEGEL, INC.

DEWITT, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

CONTENTS

	Pages
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statement of Financial Condition	2
Notes to Financial Statement	3 - 5

Evans and Bennett, LLP

CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Hazard & Siegel, Inc.
Dewitt, New York

We have audited the accompanying statement of financial condition of Hazard & Siegel, Inc. as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Hazard & Siegel, Inc. at December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
January 25, 2008

HAZARD & SIEGEL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash	$	69,352
Commissions receivable		51,350
Prepaid expenses		3,137
Other assets		37,895
Total assets	$	161,734

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	71,289
Total liabilities		71,289
Stockholder's equity		90,445
Total liabilities and stockholder's equity	$	161,734

A copy of the Statement of Financial Condition of the December 31, 2007 audited report of the firm pursuant to rule 17a-5 is available for examination at the principal office of the firm at Dewitt, New York and at the regional (New York City) office of the Commission for the region in which the firm has its principal place of business.

The accompanying notes are an integral part of this financial statement

HAZARD SIEGEL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Hazard & Siegel, Inc. (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) as an introducing broker. The Company is engaged principally in the trading and brokerage of investment company shares (mutual funds) and other investment products.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commission Income

Company commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Under these elections, the income, generally, is taxed directly to the stockholder. New York State has a minimum tax on corporations, which resulted in a corporate level tax of $100 and is reflected in these financial statements.

HAZARD SIEGEL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

Note 2. Commissions Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2007.

Note 3. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker-dealer. As such, the Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 4. Commitments

The Company has a ten-year lease on its office in Dewitt, New York, with Hub Properties Trust through January 2017. Rent expense was $23,467 for the year ended December 31, 2007.

The minimum annual rental commitments over the next five years are as follows:

	Real estate
2008	$ 25,668
2009	25,940
2010	26,212
2011	26,484
2012	26,757
Thereafter	109,747
Total	$ 240,808

Note 5. Related Party Transactions

The Company has advanced $29,395 to a related entity. The advances have no scheduled maturity and bear no interest.

Note 6. Net Capital Requirements

As a registered broker-dealer, Hazard & Siegel, Inc. is subject to the requirements of rule 15c3-1 ("The Net Capital Rule") under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2007, Hazard & Siegel, Inc.'s aggregate indebtedness and net capital were $71,289 and $46,459, respectively, a ratio of 1.53 to 1 and net capital exceeded the minimum capital requirement of $5,000 by $41,459.

